SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary

Page

Conference Call in Portuguese

November 12, 2019
14:30 (GMT)
12:30 (New York time)
17:30 (London time)
Phone: (11) 3137-8037

Conference Call in English

November 12, 2019
2:30 PM (GMT)
12:30 PM (New York time)
5:30 PM (London time)
Phones: (11) 3137-8037
            (+1) 786 837 9597 (USA)
          (+44) 20 3318 3776 (London)

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Andreia Martins F. Theobaldo
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

Introduction	03
I. Analysis of the Consolidated Result	07
II. Analysis of the Parent Company's Result	22
III. General information	25
IV. Annex: 1. Controlled Financial Information 2. Controlled Financial Analysis	30
The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Rio de Janeiro, November 11, 2019 - A Eletrobras (Centrais Elétricas Brasileiras S.A.) [B3: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO e XELTB], the largest company in the Latin American electricity sector, operating in the generation, transmission and commercialization segment, controlling company of 8 subsidiaries, a holding company - Eletropar - a research center - Cepel and holding 50% of  Itaipu Binacional and Direct and indirect interest in 137 Special Purpose Entities, as of this date, announces its results for the period.

Eletrobras holds about 30.2% percent of Brazil's total installed capacity, totaling 50,429 MW, and 45.2% of Transmission Lines over 230Kv, with 64,664 Km, on September 30, 2019.

In the first nine months of 2019 (9M19), Eletrobras posted net income of R$ 7,624 million, 1985% higher than the net loss of R$ 404 million in the nine months of 2018 (9M18). The 9M19 profit is composed of Net Income from continuing operations of R$ 2,587 million and Net Income of R$ 5,037 million from discontinued operations (distribution), highlighting the privatization of the distribution company Amazonas Energia, which is no longer consolidated by Eletrobras.

Net Operating Revenue increased by 9.4%, from R$ 18,638 million in 9M18 to R$ 20,386 million in 9M19, highlighting the entry into operation of Amazonas GT TPP Mauá 3 and revenue of GAG Improvement relative to concessions renewed by Law 12,783/2013. Ebtida IFRS increased from R$ 6,764 million in 9M18 to R$ 7,053 in 9M19. Net Operating Revenue grew by 8.9%, from R$ 18,608 million in 9M18 to R$ 20,269 million in 9M19. Recurring Ebtida went from R$ 9,346 million in 9M18 to R$ 9,968 million in 9M19.

In the third quarter of 2019 (3Q19), Eletrobras posted a net income of R$ 716 million, higher than the net loss of R$ 2,260 million in third quarter of 2018 (3Q18). Net Operating Revenue increased by 9.8%, from R$ 6,642 million in 3Q18 to R$ 7,291 million in 3Q19. Ebtida IFRS increased from R$ 686 million in 3Q18 to R$ 2,766 million in 3Q19. Recurring Net Operating Revenue increased by 11%, from R$ 6,628 million in 3Q18 to R$ 7,354 million in 3Q19. Recurring Ebtida went from R$ 3,205 million in 3Q18 to R$ 3,962 million in 3Q19, an increase of 23.6%. 3Q19 highlights are presented below:

3Q19 HIGHLIGHTS

» Bill 5877/2019, which addresses the privatization of Eletrobras was sent to the National Congress on 11/05/2019;

» Offer for private subscription capital increase of up to R$ 9,987 million: 175th General Meeting to be held on November 14, 2019;

» Net Income of R$ 716 million and Recurring Net Income of R$ 2,097 million;

»Net Operating Revenue of R$ 7,291 million, influenced by the increase in revenue of Amazonas GT by R$ 469 million with the start of supply of CCEAR of TPP Mauá 3, RBSE of R$ 1,062 million; GAG improvement of R$ 250 million;

»CVM EBITDA of R$ 2,766 million and Recurring EBITDA of R$ 3,962 million

»Net Debt / Recurring EBITDA (LTM) at 09/30/2019 = 1.8;

»Provision related to Furnas Outsourced Indemnity in the amount of R$ 354 million.

»Gain obtained from the reversal of Amazonas Energia's negative equity, resulting from the privatization process, in the amount of R$ 690 million;

»Provisions for contingencies in the amount of R$ 417 million, referring R$ 269 million to the compulsory loan processes;

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 01: Key Indicators

R$ Million

9M19	9M18%			3Q19	3Q18%
103,9	100,4	3.5%	Energy Sold - Generation GWh (1)	37,4	38,3	-2.3%
24,765	22,337	10.9%	Gross Revenue	8,790	8,009	9.7%
24,648	22,307	10.5%	Recurring Gross Revenue (2)	8,853	7,995	10.7%
20,386	18,638	9.4%	Net operating revenue	7,291	6,642	9.8%
20,269	18,608	8.9%	Recurring Net Operating Revenue (2)	7,354	6,628	11.0%
7,053	6,764	4.3%	EBITDA	2,766	686	303%
9,968	9,346	6.7%	Recurring EBITDA (3)	3,962	3,205	23.6%
35%	36%	-1 p.p	Ebitda Margin	38%	10%	28 p.p
49%	50%	-1 p.p	Recurring Ebitda Margin	54%	48%	6 p.p
48,035	42,281	13.6%	Gross debt without third party RGR	48,035	42,281	13.6%
22,112	19,975	10.7%	Pro Forma Net Debt	22,112	19,975	10.7%
1,8	1,9	-5.5%	Pro Forma Net Debt / Recurring LTM EBITDA	1,8	1,9	-5.5%
2,587	1,598	61.9%	Net Income from Continuing Operations	716	-1,248	-157%
7,624	-404	-1985%	Net Profit	716	-2,260	-132%
1,754	2,830	-38%	Investiments	574	976	-41.2%

(1) Does not consider the energy allocated to quotas of plants renewed by Law 12,783 / 2013 and exceptionally Itaipu; (2) Procel Retroactive Revenue; (3) Excludes item (2), costs of Extraordinary Retirement Plan (PAE) and Consensus Resignation Plan (PDC), expenses with independent investigation, Extraordinary Holding Consulting, expenses related to Inepar / Furnas agreement, retroactive payment to Enel by TUSD Eletronuclear, elimination adjustments, restrictive adjustments in Chesf and the Holding, contingency provisions, onerous contracts, Impairment, provision for investment losses, provision for investment losses classified as held for sale, market value adjustment provisions, Provision relating to Water Refusal Inspection Fee (TFRH), Provision ANEEL CCC; Third Party Debt PCLD with RGR (CCEE onlending); (4) Excludes item (3) and monetary restatement for compulsory.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

Table 02: Consolidated Result

2019	2018	Statement of Income	3Q19	3Q18
11,662	9,323	Generation - Energy supply to distribution companies	4,297	3,562
1,712	1,736	Generation – Supply	580	644
986	1,134	Generation – CCEE	341	485
2,609	1,626	Generation - O&M Revenue Renewed Plants - Law 12.783/13	925	551
25	30	Generation - Plant Construction Revenue	12	14
82	326	Generation - Itaipu Transfer	-21	142
2,623	2,504	Transmission - O&M Revenue - Renewed Lines - Law 12.783/13	942	806
589	513	Transmission - O&M Revenue	216	168
408	583	Transmission - Construction Revenue	172	130
582	621	Transmission - Contract Revenue	177	248
2,959	3,496	Transmission - RBSE Renewed Lines Law 12,783	1,062	1,037
528	446	Other Recipes	86	222
-4,379	-3,699	Revenue Deductions	-1,499	-1,368
20,386	18,638	Net operating revenue	7,291	6,642
-1,493	-1,349	Energy purchased for resale	-592	-647
-1,233	-1,211	Charges for the Use of the Electricity Grid	-447	-345
-1,467	-800	Fuel for electricity production	-556	-393
-540	-833	Construction	-273	-349
15,655	14,446	Gross Result	5,424	4,908
-5,418	-5,612	Personnel, Material and Services	-1,735	-1,782
-1,233	-1,202	Depreciation	-412	-411
-79	-67	Amortization	-27	-23
-152	-126	Donations and Contributions	-49	-40
-3,121	-2,380	Provisions / Operational Reversals	-1,092	-2,578
-827	-789	Others	-253	-411
4,825	4,271	Operating Result before Financial Result	1,856	-337
802	2,123	Interest, commission and fee income	261	409
619	566	Revenue from financial investments	310	209
194	186	Moratorium on electricity	32	71
552	561	Active currency updates	0	179
2,244	3,908	Active exchange rate variations	1,157	1,145
1,626	0	Fair value adjustment (RBSE)	0	0
0	62	Derivative gains	0	-101
837	478	Other financial income	225	228
-2,655	-1,855	Debt charges	-853	-655
-256	0	Leasing charges	-84	0
-211	-205	Shareholder appeal charges	-64	-64
-557	-652	Passive monetary updates	-99	-289
-2,180	-4,122	Passive exchange rate variations	-1,153	-1,244
0	-2,065	Fair value adjustment	-155	-698
-67	-6	Derivative losses	-42	-6
-1,719	-1,084	Other financial expenses	-396	-429
4,053	2,165	Earnings before equity interest	995	-1,583
679	1,224	Result of Equity Holdings	417	589
237	0	Effect on Disposal of Equity Holdings	54	0
4,970	3,389	Operating Result Before Taxes	1,466	-994
-2,575	-2,161	Current income tax and social contribution	-901	-572
192	370	Deferred income tax and social contribution	151	317
2,587	1,598	Net Income from Continuing Operations	716	-1,248
5,037	-2,002	Net Income (Loss) from Discontinued Operation Taxes	0	-1,012
7,624	-404	Net Income for the Period	716	-2,260

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 03: Recurring Consolidated Result

3Q19	3Q19	Recurring Statement of income*	3Q19	3Q18
17,052	14,144	Generation Revenue Managerial	6,122	5,385
7,160	7,717	Transmission Revenue Managerial	2,570	2,388
436	446	Other Recipes Recurring	161	222
24,648	22,307	Gross Revenue Managerial	8,853	7,995
-4,379	-3,699	Deductions from Revenue Recurring	-1,499	-1,368
20,269	18,608	Net Operating Revenue Managerial	7,354	6,628
-4,689	-4,063	Operational costs Managerial Recurring	-1,850	-1,720
-5,940	-6,148	Personal, Material, Services and Others Recurring	-1,810	-2,181
-1,312	-1,269	Depreciation and amortization	-439	-434
-351	-275	Operational Provisions Recurring	-75	-111
7,977	6,853		3,180	2,182
679	1,224	Shareholdings Managerial Recurring	342	589
8,656	8,077		3,522	2,771
-334	-2,713	Financial Result Managerial	-675	-1,048
8,322	5,365	Managerial income before tax Recurring	2,848	1,724
-2,383	-1,791	Income tax and social contribution Recurring	-750	-255
5,939	3,574	Managerial net income Recurring	2,097	1,469

*  Non recurring adjustments mentionend in the highlights.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

I.1 Main variations of DRE

Income Statement Variations (3Q19 x 3Q18)

The 3Q19 Results recorded a 132% variation over 3Q18, with a Net Income of R$ 716 million in 3Q19, against a net loss of R$ 2,260 million in 3Q18.

The 9M19 accumulated result registered a variation of 1985%, compared to 9M18, with a Net Income of R$ 7,624 million in 9M18, against a net loss of R$ 404 million in 9M18.

Operating income

Table 04: Net Revenue

Operating income	3Q19	3Q18%		3Q18 X 3Q19 Variation Analysis
Generation Revenue	6,134	5,399	13.6
Energy supply to distribution companies	4,297	3,562	20.6

(i) increase in revenues from amazonas GT (+ R$ 721 million) related to the revenues of independent producers PIES and four gas plants that were received from Amazonas Distribuidora following the decertification in December 2018 and the start of supply of CCEAR by Amazonas GT (Mauá 3); (ii) + R$ 77 million in Furnas, due to the increase in ACL(free market) sales (expanded by the reduction in MCSD - ACR).

Supply	580	644	-10.0

(i) In subsidiary Chesf (-R$ 48 million) due to the reduction of around 140 average MW in the consumption of industrial customers achieved by Law 13,182 / 2015 (related in particular to Sobradinho HPP), due to a problem in a consumer's plant industrial in the state of Alagoas and shutdown for maintenance of an industrial consumer in Bahia in September / 2019; (ii) In subsidiary Eletronorte (-R$ 26 million) due to the reduction in billing from the contract with Albras due to the lower price of aluminum, which represented a reduction in revenues of R$ 34.6 million, partially offset by higher revenues against a free consumer of R$ 4.5 million due to the readjustment of contracts; declines partially offset by (iii) subsidiary Furnas (+14 million), due to the price adjustment of Usumbiara Plant contracts of 3.8%, resulting in a revenue increase of R$ 7 million; and new contracts, in the amount of R$ 7 million.

CCEE	341	485	-29.7

(i) In the subsidiary Amazonas GT (-R $ 252 million), due to the fact that the company earned revenue from the sale of energy in the Aparecida e Mauá 3 MCP(short term market) in 3Q18, which did not occur in the same period of 2019, due to the beginning of and early supply of CCEAR; (ii) In subsidiary Furnas, a reduction of R $ 126 million due to the variation of the contract portfolio, its seasonalization and mainly due to variations in PLD and GSF; (iii) short-term revenue growth in subsidiary Chesf (+ R$ 275 million), due to the termination of supply contracts (around 80 average MW) and a reduction of 140 average MW in the consumption of Sobradinho.

Operation and Maintenance Revenue - Plants Renewed by Law 12,783/2013	925	551	67.8

(i) Annual readjustment of RAG according to Aneel Homologation Resolution No. 2,587/2019; (ii) Revision of the GAGs calculation methodology for the 2018-2019 cycle, with an increase in the total GAG value especially due to the GAG recognition improvement of around R$ 250 million.

Net Operational Revenue	7,354	6,628	11.0

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Construction Revenue	12	14	-14.3	(i) lower level of investment made in 2019, but with no effect on income as it has an equivalent amount in construction expenses.
Itaipu Transfer	-21	142	-114.9

(i) Variation of the rate on which monetary restatement is calculated based on the US Commercial Price and Industrial goods price indices, and also due to the recognition of inter-ministerial decree 04/2018 from MME and Ministry of Finance that determines Itaipu's revenue.

Transmission Revenue	2,570	2,388	7.6
O&M Revenue - Renewed Lines	942	806	16.9	Readjustment of the RAP approved for the 2019/2020 cycle (Homologation Resolution 2565/19) for the 2019-2020 tariff cycle.
O&M Revenue - Regime Exploration	216	168	28.7

(i) In subsidiary Chesf (+19 million), RAP adjustment approved for the 2019/2020 cycle (Homologation Resolution 2565/19) referring to the 2019-2020 tariff cycle; (ii) In subsidiary Eletrosul (+22 million) due to the consolidation, as of Sep / 2018, of SPE TSBE, equivalent to R $ 10.3 million and increase in RAP installments due to the IPCA adjustment of 4.66%, plus the variations inherent to the anticipation, adjustment and variable installments.

Construction Revenue	172	130	32.6	The variation is mainly due to the higher volume of investments compared to the previous year, especially Chesf (+61 million).
Finance - Return on Investment - RBSE	1,062	1,037	2.5	(i) readjustment of Homologation Resolution no. 2,565 / 2019, increasing the IRR of receivables flow, highlighting the controlled furnas (+64 million)
Contractual Revenue - Transmission	177	248	-28.4

The variation is mainly due to (i) the subsidiary Chesf (-R$51 million) due to the reduction in the contract asset's financial income due to the amortization occurred between the periods; measurement of concession assets by IFRS 15; and exclusion of contracts that had their expiration declared by the Granting Authority, which represented R$ 19 million in 3Q18, without any compromise in 3Q19; (ii) Amazonas GT (-R$13 million)

Other Revenues	86	222	-61.5

Reclassification of R$ 75 million from revenue from disposal of SPEs to “other income and expenses” account; (ii) In subsidiary Eletronorte (-R$ 15 million), due to R$ 7.5 million decrease in Multimedia Communication Services revenue, decrease in Belo Monte O&M Services Provision revenues: R$ 5.2 million; reduction of lease and rental revenue by R$ 4.1 million and reduction of Proinfa revenue by R$ 3.3 million.

Gross Revenue	8,790	8,009	9.7
Nonrecurring Events
(-) Construction Generation	-12	-14	-14,3
(-) Reclassification Disposal SPEs	75	0	13.7
Recurring Gross Revenue	8,853	7,995	10.7
Deductions	-1,499	-1,368	9.6
Net Operational Revenue	7,354	6,628	11.0

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Operational costs

Table 05: Operating Costs

Operating Costs	3Q19	3Q18%		3Q18 X 3Q19 Variation Analysis
Energy purchased for resale	-592	-647	-8.5

(i) In subsidiary Eletronorte (-R$ 100 million), lower accounting for purchases from CCEE in 3Q19 (R $ 219 million in 3Q18 and R$ 157 million in 3Q19) and reduction of energy billed by CORPOELEC (R$ 40 million in 3Q18 and R$ 1.2 million in 3Q19); Reduction partially offset by: (ii) Subsidiary Furnas (+ R$ 24 million), contract price adjustment, representing an increase of approximately R$ 16 million and increase of the contracted amount by R$ 9 million; (iii) In subsidiary Amazonas GT (+R$34 million), an increase in expenses due to Independent Producers' Purchased Energy (PIE's) in the amount of R$ 151 million, mainly offset by the R$ 9.5 million reduction in MCP - Short Term Market.

Charges on use of the electricity grid	-447	-345	29.8

(i) at Chesf (+R$ 56 million), with the implementation of the ERP-SAP System, a new configuration was recorded for the CHESF generation TUST charge for CHESF transmission and is now recorded as operating expenses and no longer a reduction in Gross Revenue ( + R$ 34 million), in addition to the 10% readjustment of Tust; (ii) In subsidiary Amazonas GT (+ R$ 23 million), a R$ 23 million increase in expenses with charges due to the increase in power generation.

Fuel for products of electricity	-556	-393	41.3	(i) as a result of the gas contract signed with Petrobras by Amazonas GT (+ R$ 141 million), due to the unbundling and privatization of Amazonas Distribuidora.
Construction	-273	-349	-21.8

(i) Chesf (-R$ 45 million), due to lower investments compared to the previous year; (ii) Furnas (-R$ 36 million), especially due to the effect of write-offs of property, plant and equipment contract 061.

Total Operating Costs	-1,868	-1,734	7.7
(-) Generation Building	18	14	28.8
Total Recurring Operating Costs	-1,850	-1,720	7.6

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Operational expenses

Table 06: Operating Expenses

Operational Expenses	3Q19	3Q18%		3Q18 X 3Q19 Variation Analysis
Personnel	-1,174	-1,200	-2.1

(i) Reduction due to the cost containment policy established by the Company, with PDC, hazardous work and overtime, highlighting that it reflects partial effects due to termination dates and temporary obligations with health plan. 820 employees were dismissed in 2018 and 486 in 2019. The reduction would be 9% (about R$ 103 million) if non-recurring events at Chesf were excluded from R$ 70 million related to the retroactive launch of food and health benefits, from January to June 2019, posted in previous quarters in the services account and adjusted in the personnel account in 3Q19; and R$ 20 million in the holding for the retroactive launch of vacations.

Material	-88	-57	53.4

(i) In subsidiary CGTEE (+R$20 million), due to the accounting entry in August 2019 of Cal consumption from April to August 2019 in the amount of R$ 39 million, of which only recurring R$ 19 million in 3Q19; (ii) maintenance at Chesf (+ R$ 7 million)

Services	-473	-525	-10.0

(i) Chesf, reclassification of expenses with food and health benefits, which were as Services with third parties until June / 2019 (R$ 70 million); partially offset by (ii) In subsidiary Eletronuclear, expenses with the maintenance stoppage of Angra 2 (2P15) occurred in different periods (+ R$ 37 million); (iii) In subsidiary Amazonas GT, increase of R$ 16 million due to UTE Mauá's Maintenance (O&M) contract 3.

Others	-302	-451	-33.0	i) In subsidiary Eletronorte (-R$ 34 million), mainly due to the reversal of lease of R $ 10.6 million due to the adoption of IFRS 16; (ii) R$ 2.5 million reduction in rent expenses at UTE Araguaia
PMSO total	-2,037	-2,233	-8.8
(-) PDC	-10	-3	231.3
(-) CAL CGTEE / Tractebel Indemnity / EUST Release. Retroactive release on staff chart at Chesf and Holding	237	55	328.8
Recurring PMSO	-3,568	-5,245	-32.0
Depreciation and amortization	-439	-434	1.2	Does not present relevant variation.
Operational Provisions[1]	-1,092	-2,578	-57.6

The variation is mainly due to: (i) Provision for contingencies in the amount of R$ 417 million, of which R$ 269 million refer to Compulsory Loan proceedings; (ii) Aneel CCC provision in the amount of R$ 690 million, related to CCC credits assigned by Amazonas Energia to Eletrobras, in the privatization process, but not yet recognized by Aneel so far and which were contained in MP 879 not converted into law; (ii) Provision related to the termination of Furnas Outsourced Companies in the amount of R$ 354 million, offset by (iii) the reversal of RGR PCLD due from third parties of R$ 433 million. The main operating provisions are detailed in table 07 below (see Note 37).

Total Operating Expenses	-1,531	-3,012	-49.2
(-) Contingencies	417	2,178	-80.8
(-) PCLD RGR of 3º	-433	3	-15.433
(-) Onerous Contracts	-1	-147	-99.5
(-) Provision / Reversal for Investment Losses	15	412	-96.5
(-) Impairment of Long Term Assets	0	21	-100.0
(-) Expiry of Concession	-25	0	-
(-) Provision Indemnification Outsourced Furnas (d)	354	0	-
(-) Provision ANEEL - CCC	690	0	-
Recurring Total Operating Expenses	-2,324	-2,726	-14.7

1 - Values with positive signs under the heading “operating provisions” represent reversals of provision.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 07: Consolidated Operating Provisions

			R$ milion
Operational Provisions	Consolidated
	9M19	9M18 (Reclassified)	3Q19	3Q18 (Reclassified))
Guarantees	-90	57	-19	-10
Contingencies	1,039	3,021	417	2,178
PCLD - Consumers and Resellers	182	109	82	-34
PCLD - Financing and Loans	-195	17	-426	5
PCLD - Other Clients	0	0	0	0
Subsidiary overdraft liabilities	-343	-602	-1	-147
Onerous Contracts	-48	428	15	412
Investment Losses	0	435	0	21
Impairment	362	0	-25	0
Concession Expiry	354	0	354	0
Provision ANEEL – CCC	1,676	0	690	0
TFRH	0	-1,184	0	0
Others	183	99	6	153
	3,121	2,380	1,092	2,578

1 - Values with positive signs under the heading “operating provisions” represent reversals of provision.

Table 08: Onerous contracts

Onerous Contracts	3Q18	3Q19

Generation
Santa cruz	0	-289
Funil	0	236
Coaracy Nunes	-6	-130
Others	5	36
TOTAL	-1	-147

1 - Values with positive signs represent provision reversals.

No impairment was recorded in 2019. Impairment tests will be performed in 4Q19.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Shareholdings

Table 09: Unconsolidated Shareholdings

Shareholdings	3Q19	3Q18%		Variation
Equity Holdings / Effect of disposal of Shareholdings	471	589	-20.0

 (i) R$ 114 million reduction; (ii) Belo Monte Transmissora's equity income increased from R$ 140 million in 3Q18 to R$ 25 million in 3Q19; and (iii) Sinop's equity income increased from positive R$ 3 million in 3Q18 to negative R$ 29 million in 3Q19. The main results are reported in the table below.

(-)Other Income and Expenses and Disposal Non-recurring Shareholding	-129	0	-
Pro forma equity Managerial	342	589	-41.9

Financial Result

Table 10: Financial Income and Expenses

Financial Result	3Q19	3Q18%
Financial Income	1,985	2,139	-7
Interest, commission and fee income	261	409	-36.1
Revenue from financial investments	310	209	48.3
Moratorium on electricity	32	71	-54.6
Active currency updates	0	179	-100.0
Active exchange rate variations	1,157	1,145	1.1
Fair value adjustment	0	0	-
Regulatory Asset Update	0	0	-
Derivative gains	0	-101	-100.0
Other financial income	225	228	-1.6
Financial expenses	-2,846	-3,385	-16
Debt charges	-853	-655	30.1
Leasing charges	-84	0	-
Shareholder appeal charges	-64	-64	-0.2
Passive monetary updates	-99	-289	-65.8
Passive exchange rate variations	-1,153	-1,244	-7.3
Fair value adjustment	-155	-698	-77.8
Derivative losses	-42	-6	651.5
Other financial expenses	-396	-429	-7.9
Financial Result	-861	-1,246	31
Nonrecurring Adjustments
(-) Monetary update emp. compulsory	186	198	-8.9
Recurring Financial Result	-675	-1,048	36

Revenue:

In 3Q19, financial revenues decreased by 7%, from R$ 2,139 million in 3Q18 to R$ 1,985 million in 3Q19. The main variations were in the accounts of: (i) active monetary updates, with a record of R$ 179 million in 3Q18 without counterpart in 3Q19; (ii) a 36% decrease in interest income, mainly due to the Itaipu exchange rate effect.

Expenses:

In 3Q19, financial expenses decreased by 31%, from R$ 3,385 million in 3Q18 to R$ 2,846 million in 3Q19. The main variations occurred in the accounts of (i) Adjustment to fair value, with negative record

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

of R$ 698 million in 3Q18 and of R$ 155 million in 3Q19, due to the NTN-B fluctuation, which changed from 5.8% in September/18 to 2.60% in September 2019, used as a discount rate on RBSE's financial assets; partially offset by the increase in: (ii) debt charges of R $ 198 million mainly due to the charges on new debentures and, in subsidiary Eletronuclear, disqualification of Angra 3 for capitalization of interest.

The reduction in financial expenses offset the decrease in financial income, representing an improvement in net financial result.

I.2 EBITDA Consolidated

Table 11: Ebitda Breakdown

EBITDA	9M18	9M19%		3Q18	3Q19	(%)
Net Income (Loss)	7,624	-404	-1985%	716	-2,260	-132%
Discontinued Operation Net Loss	5,037	-2,002	-352%	0	-1,012	-100%
Fiscal Year Result	2,587	1,598	62%	716	-1,248	-157%
+ Provision Income Tax and Social Contribution	2,383	1,791	33%	750	255	195%
+ Financial Result	771	2,106	-63%	861	1,246	-31%
+ Amortization and Depreciation	1,312	1,269	3%	439	434	1%
= EBITDA	7,053	6,764	4%	2,766	686	303%
ADJUSTABLE EVENTS
Other Income and Expenses	-237	0	-	-54	0	-
Procel Retroactive / Nuclear Retroactive Cusd	-74	99	-175%	6	0	-
Retirement plan. Extraordinary (PAE) / Consensus Termination Plan (PDC)	157	293	-46%	-10	-3	231%
Investigation / Consulting / Inepar / CAL Cgtee / Tractebel Indemnity / EUST Release / Retroactive Chesf and Holding in Personnel Account (quarter)	300	86	250%	237	55	329%
Contingencies	1,039	3,021	-66%	417	2,178	-81%
PCLD RGR - owed by third parties	-272	7	68%	-433	3	-15433%
Onerous contracts	-343	-602	-111%	-1	-147	-99%
Provision / (Reversal) for Investment Losses	-48	428	-100%	15	412	-96%
Impairment of Long Term Assets	0	435	-	0	21	-100%
Concession Expiry	362	0	-	-25	0	-
Provision Incentive Indemnity Outsourced (d)	354	0	-	354	0	-
ANEEL CCC Provision	1,676	0	-	690	0	-
TFRH (c)	0	-1,184	-100%	0	0	-
= RECURRING EBITDA	9,968	9,346	7%	3,962	3,205	23.6%

In 2Q19, the Company began to consider, in its recurring EBITDA, revenue from RBSE in order to maintain a protocol similar to the debenture covenants to be issued.

Adjustments made to recurring EBITDA refer to non-recurring events or events that are expected to be dealt with under the PDNG 2019-2023, therefore, they are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer electricity use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the United States Securities and Exchange Commission, which may change these estimates and expectations of management. Accordingly, future results of operations and initiatives of the Companies may differ from current expectations and the investor should not rely solely on the information contained herein.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

I.3 Consolidated Result by Segment of Continuing Operations:

Table 12: Income Statement by Segment

		09/30/19
DRE by Segment	Administration	Generation		Transmission		Elimination	Total
		Operating System	O & M Regime	Operating System	Regime de O&M
Net operating revenue	45	4.434	787	219	2.082	(276)	7.291
Operating Costs and Expenses	(788)	(3.062)	(526)	(61)	(1.274)	276	(5.436)
Operating Income Before Financial Result	(743)	1.372	261	158	808	-	1.856
Financial Result	418	(887)	(29)	9	(371)	-	(861)
Results of equity investments	417	-	-	-	-	-	417
Effect on Disposal of Equity Holdings	54	-	-	-	-	-	54
Income tax and social contribution	(121)	(255)	(51)	(73)	(249)	-	(750)
Net Income (loss) for the period	25	230	181	93	187	-	716

		09/30/18
DRE by Segment	Administration	Generation		Transmission		Elimination	Total
		Operating System	O & M Regime	Operating System	Regime de O&M
Net operating revenue	152	10,866	1,321	1,196	5,921	(819)	18,638
Operating Costs and Expenses	(3,356)	(6,226)	(1,380)	(828)	(3,396)	819	(14,368)
Operating Income Before Financial Result	(3,204)	4,640	(59)	369	2,525	-	4,271
Financial Result	1,944	(1,070)	(98)	(1,691)	(1,191)	-	(2,106)
Effect on Disposal of Equity Holdings	1,224	-	-	-	-	-	1,224
Income tax and social contribution	(586)	(772)	(134)	(8)	(291)	-	(1,791)
Net Income (loss) for the period	(622)	2,798	(291)	(1,331)	1,043	-	1,598

I.3.1. Debt and Receivables

Table 13: Gross Debt and Net Debt

09/30/2019
GROSS DEBT – R$ million	49,287
(-) Trandfer RGR to CCEE (1)	1,252
Managerial gross debt	48,035
(-) (Cash and Cash Equivalents + Securities)	9,577
(-) Financing Receivable	15,736
(+) RGR receivable Transfer RGR to CCEE	1,252
(-) Net balance of Itaipu Financial Asset	1,862
Net Debt	22,112

1 See Explanatory notes 9.1 and 19. (debt of third parties, being Eletrobras the manager).

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 14: Loan Portfolio Payable

	Parent Company				Consolidadated
	09.30.2019		12.31.2018		09.30.2019		12.31.2018
	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%	Balance in R$ Million	%
Foreign currency
USD	7,942	27%	11,285	41%	8,247	19%	11,285	21%
USD with Libor	565	2%	698	3%	962	2%	1,079	2%
EURO	245	1%	245	1%	245	1%	245	0%
IENE	0	0%	0	0%	0	0%	0	0%
Others	0	0%	0	0%	0	0%	0	0%
Subtotal	8,752	29%	12,227	44%	9,454	22%	12,608	23%

Local currency
CDI	4,488	15%	5,092	18%	9,070	21%	10,649	20%
IPCA	0	0%	0	0%	50	0%	190	0%
TJLP	0	0%	0	0%	6,173	14%	6,515	12%
SELIC	11,959	0%	4,513	0%	8,908	20%	13,279	24%
Others	725	0%	0	0%	5,730	13%	3,621	7%
Subtotal	17,172	58%	9,605	35%	29,931	69%	34,254	63%

Not indexed	3,843	13%	5,803	21%	4,301	10%	7,511	14%

TOTAL	29,768	100%	27,635	100%	43,687	100%	54,373	100%

The nominal weighted average cost of debt at the end of the third quarter of 2019 was 5.57% (6.59% in 3Q18).

Table 15: Debt Maturity Schedule, excluding RGRs owed by third parties (for which Eletrobras is merely a manager) and including the holding and Subsidiary debentures:

							R$ million
	2020	2021	2022	2023	2024	After 2024	Total
Parent Company	1,273	11,554	4,574	2,473	4,536	4,992	29,402
(-) RGR CCEE	107	84	31	16	6	977	1,222
Total	1,166	11,470	4,543	2,457	4,530	4,015	28,180
Consolidated	2,111	12,237	6,144	4,662	5,646	11,044	41,844
(-) RGR CCEE	107	84	31	16	6	977	1,222
Total	2,004	12,152	6,113	4,646	5,640	10,067	40,622

Evolution of the IGP-M and Dollar (%)

The main indexes of financing and onlendings contracts had the following variations in the periods:

Table 16: IGP-M and Dollar

	3Q18	3Q19	9M19
Dólar	3.84%	8.67%	7.60%
IGPM	2.75%	-0.28%	4.10%

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Ratings

Table 17: IGP-M and Dollar

Agency	National classification/Perspective	Last Report
Moody’s BCA	“B1”: / Estável	10/03/2018
Moody’s Senior Unsecured Debt	“Ba3”: / Estável	10/03/2018
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Estável	06/12/2019
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Estável	06/12/2019
Fitch - Senior Unsecured Debt Rating	“BB-”	06/12/2019
S&P LT Local Currency	“brAAA”	04/25/2019
S&P - Senior Unsecured	"BB-"	04/25/2019
S&P LT Foreign Currency	“BB“ / Estável	04/25/2019

*CreditWatch

Financing and Loans Granted (Receivables)

Financing and loans are made with the Company's own resources and external funds raised through international development agencies, financial institutions and the issuance of securities in the domestic and international financial markets.

All financing and loans granted are supported by formal contracts signed with the borrowers. Most of these amounts are expected to be paid in monthly installments, amortized over an average term of 6.2 years, and the average interest rate, weighted by the portfolio balance, is 7.19% per year.

The parent company has a loan with Itaipu with exchange rate update clause that represents 42% of the total consolidated portfolio (57% on December 31, 2018). Other financing and loans are updated based on indices that represent the domestic price level in Brazil and reach 58% of the consolidated portfolio balance (43% on December 31, 2018).

The parent company has a loan with Amazonas Distribuidora de Energia in the amount of R$ 3.85 billion and substantially represents receivables not capitalized in the process of disposal of corporate control. These contracts were renegotiated with a grace period of up to 3 years to amortize the principal, during this grace period only interest is received. In addition, the renegotiation considered the period of 18 months for presentation of real guarantees that must be previously assessed and approved by Eletrobras Management.

In addition to the financing mentioned above, until April 30, 2017, Eletrobras was responsible for managing the Global Reversal Reserve (RGR), a sector fund, and was responsible for granting financing through the use of these resources to implement various sector programs. As of May 2017, with the issuance of Law 13,360/2016, CCEE assumed this activity. However, there are still financing made before this date, due by third parties, managed by Eletrobras.

Pursuant to Decree 9,022/2017, which regulates the aforementioned law, Eletrobras is not the guarantor of these operations taken by third parties, but is responsible for the contractual management of RGR funding agreements entered into until November 17, 2016, which must be passed on to RGR within five days from the actual payment by the debtor agent.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

RGR transfer

With the process of sale of the distributors completed, the transfer of the management of RGR resources to CCEE pursuant to Law 13.360/2016 and in line with Decree No. 9,022/2017, as of June 2019, the Company revised the form to present the amounts raised and passed on to third parties, with funds from RGR, in order to better present the Eletrobras responsibility resources of those loans and financing that do not constitute Eletrobras debt and should be settled by third parties with RGR, being Eletrobras responsible for the contractual management of these loans only. Accordingly, the amounts as of September 30, 2019 referring to receivables from loans and financing granted by RGR to third parties were segregated from other Eletrobras receivables and have equivalent liabilities (see Note 19).

Table 18: Receivables

	CONSOLIDATED
	09/30/2019
	CHARGES		PRINCIPAL
	CIRCULANTE		Current	Non
	Avergae rate	Value		Current
ITAIPU	7.05	-	2,628,393	4,052,064
ELETROPAULO	6.01	-	-	1,294,693
CEAL	7.66	-	121,167	1,459,532
AMAZONAS D	7.74	35,133	-	3,815,230
CEPISA	5.91	-	314,127	485,593
CERON	-	-	-	-
ELETROACRE	-	-	-	-
BOA VISTA	5.94	3,904	23,357	139,076
CELPA	5.96	208	1,931	5,277
EQUATORIAL MARANHÃ D	0.27	314	25,995	69,481
ENERGISA - TO	5.07	12	2,570	-
CEMIG	5.17	32	1,559	765
COPEL	5.01	13	929	15
COELCE	5.00	-	-	-
CELESC DISTRIB.	5.00	-	-	-
CEEE	5.00	-	-	-
ESCELSA	5.00	-	-	-
CESP	5.19	2	472	-
REPASSE RGR	5.00	184,223	280,222	787,641
OUTRAS	-	91,942	22,086	122
(-) PCLD	-	(91,894)	(20,268)	-

Total		223,889	3,402,540	12,109,489

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 19: CCC Credits Assigned to Eletrobras by Private Distributors

During the privatization process of the distribution companies, CCC credits were granted, which are still being analyzed and supervised by Aneel. See Notes 9 and 12 of 3Q19.

Accounting Location 3Q19

Note 12 - Compensation Law

Registered Net Assets

					R$ thousand
	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under review Aneel + "inefficiency"	1,921,312	2,667,535	249,142	166,119	5,004,108
Current Rights	0	216,748	56,909	25,554	299,211
Total (a)	1,921,312	2,884,283	306,051	191,673	5,303,319

Note 9- Loan and Financing: related to a loan due by Amazonas Energia as it received current credit granted to Eletrobras

					R$ thousand
	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Loan Conversion (b)	442,366	0	0	0	442,366

Total Credits Granted

	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credits updated until 09/30/2019 (1)	4,595,477	4,141,928	317,715	295,494	9,350,614
(-) total provision until to Sep/19	-2231798	-1,257,645	-11,664	-103,822	-3,604,929
Net credits (a + b) (2)	2,363,678	2,884,283	306,051	191,673	5,745,685

(1)  Credits restated up to September 30, 1919, by IPCA, after the transfer of control.

(2)  Credits updated until September 30, 1919, by IPCA, based on the credit-generating fact, except for the portion of the economic-energy inefficiency (R$ 2.4 billion) provided by Amazonas Energia and Boa Vista Energia, which are updated

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

I.4. Investments

Table 20: Investments by Segment

Investiments (Corporate + Partnerships)	Realizaded 3Q19	Invested 9M	Budgeted PDNG 2019
Generation	338	1,068	2,827
Corporate Deployment	87	219	977
Corporate Expansion	35	70	272
Maintenance	75	368	925
SPEs Expansion	142	412	654
Transmission	196	584	2,516
Corporate Deployment	2	3	12
Enlargement and Reinforcements and Improvements	123	386	1,399
Maintenance	46	130	735
SPEs Expansion	25	65	369
Others*	40	103	362
Total	574	1,754	5,705

For further details of investments by subsidiary or project, see Annex 3 to this Investor Report.

Investment Highlights

GENERATION

•  Angra 3: R$ 200 million
•  UTE Santa Cruz: R$ 68.8 million
•  Sistema NE e Itaparica: R$ 29.3 million (Resettlement Lawsuits)
•  Angra 1 and 2: R$ 97.6 million
•  Candiota 3: R$ 199.8 million
•  Sinop: R$ 230 million

TRANSMISSION

•  Eletronorte: R$ 70 million
•  Chesf: R$ 246.2 million
•  Eletrosul: R$ 27.2 million
•  Furnas: 163 million
•  Mata de Santa Genebra: R$ 65 million

NON-INVESTMENT

Avoided: - R$ 170.3 million

• Norte Energia (Belo Monte): R$ 101.3 million (release of reserve account, debentures issued by SPE, anticipated energy).

• ESBR: R$ 69 million (lower GSF and PLD)

Antecipated: - R$ 77 million in CGTEE: Candiota 3 overhaul cost forecasted for 2019 was realized in 2018 given the anticipation of the work.

Postponed: - R$ 1,415 million

• Angra 3: R$ 236 million (depends on resuming work);

• Angra 1 and 2: R$ 119 million;

• Santa Cruz TPP: R$ 116 million (replanning of equipment supply with forecast until Dec / 19);

• Reinforcements and Improvements - Chesf Transmission System: R$ 132 million;

• Reinforcements and Improvements - Furnas Transmission System: R$ 80 million;

• Maintenance - Furnas Transmission System: R$ 22 million;

• Maintenance - Chesf Transmission System: R$ 143 million;

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

• Expansion - Transmission System: R$ 125 million;

• Pindaí: R$ 37 million (contributions until the end of the year);

• TNE: R$ 139 million (regulatory issues and Ibama license delay);

• Itaparica: R$ 61 million;

• Casa Nova (BA): R$ 68 million (supplier contract termination)

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

I.5 Sale of Energy

I.5.2  Energy Sold in 3Q19  - Generators – TWh

In terms of energy market developments, Eletrobras Companies sold 37.4 TWh of energy in 3Q19, compared to 38.3 TWh traded in the same period of the previous year, which represents a reduction of 2.4%. These volumes include the energy sold from the plants under the quota system, renewed by Law 12,783/2013, as well as the plants under exploration (ACL- free market and ACR- regulated market).

I.5.2 Energy Sold in 9M19 - Generators * - TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 103.9 TWh of energy in 9M19, against 110.4 TWh traded in the same period of the previous year, which represents a increase of 3.5%. These volumes include the energy sold from the plants under the quota system, renewed by Law 12,783 / 2013, as well as the plants under exploration (ACL and ACR). Does not include the energy sold by Eletrobras de Itaipu Binacional in 9M19.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

II. Analysis of the Results of the Parent Company

In 3Q19, Eletrobras Holding posted net income of R$ 651 million, an increase of 129% compared to the net loss of R$ 2,265 million in 3Q18.

In 9M19, Eletrobras Holding posted net income of R$ 7,613 million, an increase of 1827% compared to the net loss of R$ 441 million recorded in 9M18.

This 9M19 result was decisively influenced by: (i) Discontinued operations reversal of R$ 5,037 million, due to the privatization of the distribution companies that began in 2018 and completed in 2Q19, highlighting Amazonas Energia Distribuidora; (ii) Equity Income, of R$ 5,192 million, mainly influenced by the results of the subsidiaries; partially offset by (iii) Provision ANEEL - CCC, in the amount of (R$ 1,676 million), related to credits assigned by Amazonas Energia Distribuidora to Eletrobras, but not recognized by Aneel (iv) worsening in the financial result influenced by the assumption of the Company's debt. BR Distribuidora in the privatization process of Amazonas Energia Distribuidora, impacting the debt charges item, which increased by R$ 402 million. The chart below shows a comparison of Eletrobras holding's results for the 9M18 to 9M19.

Note: The analysis of the results of each subsidiary is attached.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

II.1 Shareholdings of the Parent Company

In 3Q19, the result of equity investments positively impacted the Company's result by R$ 1,444 million, mainly due to the equity income of investments in subsidiaries, as shown below:

Table 21: Shareholdings

		R$ million
	Parent Company
	9M19	9M18	3Q19	3Q18
Investments in subsidiaries
Equity	4,569	3,660	1,138	672

Investments in associates
Equity	630	857	306	418

Total	5,200	4,517	1,444	1,090

II.2  Operational Provisions of Parent Company

In 3Q19, Operating Provisions impacted the Parent Company's results by R$ 546 million, compared to the R$ 1,737 million provision in 3Q18. The constitution of 3Q19 is mainly explained by (i) the provision recorded for CCC credits assigned by Amazonas Energia Distribuidora in the privatization process in the amount of R$ 690 million in 3Q19, without correspondent (ii) the constitution of compulsory loan in the amount of R$ 269 million in 3Q19 and R$ 1,518 million in 3Q18.

In 9M19, Operating Provisions impacted the Parent Company's results by R$ 1,858 million, compared to R$ 2,252 million in 9M18. This constitution is mainly explained by the provision recorded for CCC credits assigned by Amazonas Energia in the privatization process in the amount of R$ 1,676 million in 9M19, without corresponding in 3Q18; (ii) the constitution of a compulsory loan in the amount of R $ 449 million in 9M19 and R$ 1,883 million in 9M18.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Table 22: Operating Provisions

R$ million
Operational Provisions	Parent company
	9M19	9M18 (Reclassified)	3Q19	3Q18 (Reclassified)
Garanties	-90	57	-19	-10
Contingencies	282	1,883	207	1,507
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	-195	17	-426	5
Short-term liabilities in subsidiaries	189	100	78	-53
Onerous Contracts	0	0	0	0
Losses on Investments	-13	316	15	282
Impairment	0	0	0	0
ANEEL Provision - CCC	1,676	0	690	0
Pará Fee	0	0	0	0
Others	8	-122	2	5
	1,858	2,252	546	1,737

Table 23: Mutation Provision for Controlling Discovered Liabilities

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2018	Equity	Balance o 09/30/2019
CGTEE	3,546	477	4,022
Amazonas GT	338	-288	50
TOTAL PROVISION FOR UNCOVERED LIABILITIES	3,884	189	4,073

II.3   Financial Results of Parent Company

In 3Q19, the Financial Result negatively impacted the Parent Company's results by R$ 62 million compared to the R$ 140 million in 3Q18, influenced by the SELIC update on compulsory loan lawsuits in the amount of R$ 186 million.

In 9M19, the Financial Result negatively impacted the Parent Company's result by R$ 102 million, a reduction of R$ 1,940 million compared to the 9M18 positive financial result, as shown below:

Table 24: Financial Result

FINANCIAL RESULT R$ milhões			R$ million
	9M19	9M18	3Q19	3Q18
Financial income
Interest income, commissions and fees	1,633	3,079	563	670
Revenue from short-term investments	368	408	222	140
Moratorium surcharge on electricity	2	7	2	2
Net Monetary updates	245	191	-51	-13
Net Exchange rate variations	161	41	149	-41
Other financial income	487	150	8	77

Financial Expenses
Debt charges	-1,590	-1,189	-562	-458
Lease charges	-5	0	-2	0
Charges on shareholders' funds	-181	-175	-62	-60
Other financial expenses	-1,223	-571	-207	-179
	-102	1,940	62	140

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

III. General information

Current Eletrobras Organization Chart

Eletrobras
Eletrobras Cepel (100,00%)
Generation and Transmission
Generation
Binacional Generation
Shareholdings
Eletrobras Eletronorte (99,48%)
Eletrobras Chesf (99,58%)
Eletrobras Furnas (99,56%)
Eletrobras Eletrosul (99,88%)
Eletrobras Amazonas GT (100,00%)
Eletrobras Eletronuclear (99,91%)
Eletrobras CGTEE (99,99%)
ITAIPU BINACIONAL (50,00%)
Eletrobras Eletropar (83,71%)
Minoritaries
G, T e D
29 companies
SPC's in Brasil
SPC'S on abroad
Inambari Geração de Energia S.A. – IGESA (29,40%)
Rouar S.A. – Parque Eólico Artilleros (50,00%)

Eletronorte

	SPE
G	4
T	3
S	2
Σ	9

Chesf

	SPE
G	20
T	4
S	1
Σ	25

Furnas

	SPE
G	42
T	14
S	1
Σ	57

Eletrosul

	SPE
G	8
T	3
Σ	11

SPC's in Brasil

	SPE
G	39
T	4
Σ	43

Eletrobras Companies

Business Segment	SPC's
Generation	108
Transmission	26
Services	03
Total	**137**[(1)]

1. Position on 11.11.2019. The number of SPEs is taking into consideration the direct and indirect interests in SPE, and disregarding the SPEs that participate in more than one Eletrobras Company, in contrast to the numbers considered in the tables of each company. On September 30, 1919, the Eletrobras group had 143 SPEs. With the conclusion of the sale of the five Serra das Vacas wind farms, sold in Auction 01/2018, and the incorporation of Extremoz Transmissora do Nordeste by Chesf, this number was reduced to 137 SPEs on 11/01/2019. This total includes 02 SPEs abroad. In addition, of these 137 SPEs, 41 are being divested; 2 SPEs in process of sale from Auction No. 01/2018; 39 SPEs in competitive disposal process during 2019.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Share Capital

Structural of Social Capital

In 3Q19, the capital of Eletrobras was composed as follows:

Table 25: Capital Structure

Shareholders	Common		Pref. Classe “A		Pref. Class “B”		Total
	Quantity	%	Quantity	%	Quantity	%	Quantity	%
União Federal	554,395,652	51%	0	0%	892	0%	554,396,544	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OUTROS	269,729,841	25%	146,920	100%	226,021,418	85%	495,898,179	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Stock Analysis

Actions

Table 26: B3, ELET3, and ELET6

	(R$)	(R$)	(pts.)	(pts.)
	ELET3 B3	ELET6 B3	IBOV B3	IEE B3
Price and Volume	(Shares ON)	(Shares PN)	(Index)	(Índex)
Closing Price on 09/30/2019	40.15	42.02	104745	68122
Maximum in the quarter	46.83	47.27	105817	68992
Average in the quarter	41.35	42.04	102522	66859
Minimum in the quarter	34.57	35.45	96430	63503

Change in 3Q19	13.9%	16.7%	3.7%	6.7%
Change over the last 12 months	158.9%	125.7%	32.0%	73.1%
Average Daily Trading Volume 3Q19 (millions of shares)	3.7	2.4	-	-
Average Daily Trading Volume 3Q19 (R$ million)	152.5	100.5	-	-

Net Income per Share in the Quarter (R$)	4.11	4.11	-	-
Net Asset Value per Share (R$)	46.42	46.42	-	-
Price / Profit (P / E) (1)	9.77	10.22	-	-
Price / Stockholders' Equity (B / W) (2)	0.86	0.91	-	-

(1) Closing price of the preferred and common shares at the end of the period / Net Income per share. For the calculation, the accumulated net income of the last 12 months was considered;

(2) Closing price of the preferred and common shares at the end of the period / Asset Value per share at the end of the period.

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

ADR Programs

   Table 27: NYSE, EBRN, and EBRB

	(US$)	(US$)
	NYSE	NYSE
Preço e Volume	EBRN	EBRB
Closing Price on 09/30/2019	9.58	10.05
Maximum in the quarter	11.47	11.46
Average in the quarter	10.32	10.46
Minimum in the quarter	8.96	9.23

Change in 3Q19	5.0%	8.9%
Change over the last 12 months	146.3%	123.3%
Average Daily Trading Volume 3Q19 (millions of shares)	365.1	14.4
Average Daily Trading Volume 3Q19 (US$ million)	3.8	0.2

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Latibex - Madrid Stock Exchange

Table 28: LATIBEX, XELTO, and XELTB

	(€)	(€)
	LATIBEX	LATIBEX
Price and Volume	XELTO	XELTB
Closing Price on 09/30/2019	9.25	10.40
Maximum in the quarter	10.00	10.40
Average in the quarter	9.30	10.23
Minimum in the quarter	8.25	10.10

Change in 3Q19	21.7%	23.8%
Change over the last 12 months	187.3%	176.6%
Average Daily Trading Volume 3Q19 (millions of shares)	1.3	0.8
Average Daily Trading Volume 3Q19 (Euro million)	12.2	7.7

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Nº of employees

Parent Company

Table 29: EMPLOYEES BY WORKING TIME

Working time at company (years)	1Q19	2Q19	3Q19
Up to 5	21	20	21
6 to 10	356	330	304
11 to 15	211	183	191
16 to 20	58	106	121
21 to 25	14	12	12
more than 25	114	96	95
Total	774	747	744

Table 30: EMPLOYEES BY STATE OF THE FEDERATION

State of the Federation
	1Q19	2Q19	3Q19
Rio de Janeiro	752	726	723
São Paulo	1	1	1
Brasília	21	20	20
Total	774	747	744

Hired / Outsourced Labor

Table 31: CONTRACTED / THIRD-LABOR LABOR

1Q19	2Q19	3Q19
0	0	0

Turnover (Holding)

Table 32: HOLDING TURNOVER

1Q19	2Q19	3Q19
2.0%	2.0%	2.6%

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

IV.  Annex

Balance Sheet

R$ thousand

Asset	Parent Company		Consolidated
	09.30.2019	12.31.18	09.30.2019	12.31.18
Current
Cash and cash equivalents	11,027	47,400	447,738	583,352
Restricted cash	3,075,890	1,560,088	3,075,890	1,560,088
Marketable securities	4,687,462	4,034,242	9,128,767	6,408,104
Customers	340,068	379,649	5,489,493	4,079,221
Financial assets - Concessions and Itaipu	0	0	4,977,319	6,013,891
Loans and financing	7,166,587	8,257,761	3,626,429	3,903,084
Asset contractual transmission	0	0	1,096,067	1,302,959
Equity Pay	1,543,940	2,474,558	166,053	219,895
Taxes to recover	511,344	488,591	980,780	1,216,261
Income tax and social contribution	309,605	817,417	2,635,334	2,420,165
Reimbursement rights	0	0	37,938	454,139
Warehouse	332	274	400,184	380,292
Nuclear fuel stock	0	0	538,827	510,638
Derivative financial instruments	716	2,195	136,432	182,760
Hydrological risk	0	0	33,133	81,301
Assets held for sale	1,627,008	5,282,624	3,637,447	15,424,359
Credits with subsidiaries - CCD	0	2,406,622	0	0
Other	1,792,076	1,296,560	2,411,459	2,104,904
TOTAL CURRENT ASSETS	21,066,055	27,047,981	38,819,290	46,845,413

NON CURRENT
LONG-TERM
Reimbursement rights	5,303,319	3,234,542	5,336,032	5,802,172
Loans and financing	21,218,463	20,518,018	12,109,489	9,971,857
Customers	0	0	25,391	8,413
Marketable securities	306,134	293,509	338,221	293,833
Nuclear fuel stock	0	0	681,142	828,410
Taxes to recover	0	0	451,084	265,805
Current Income Tax and Social Contribution	0	0	0	0
Deferred income and social contribution taxes	0	0	506,781	553,409
Escrow deposits	3,632,016	3,307,301	6,278,498	5,788,905
Fuel Consumption Account - CCC	0	0	13,332,401	13,268,837
Financial assets - Concessions and Itaipu	2,560,415	2,603,118	34,596,244	34,100,453
Derivative financial instruments	0	0	147,752	188,262
Advances for future capital increase	1,691,379	1,140,732	208,607	459,563
Hydrological risk	0	0	189,066	227,083
Other	2,601,549	2,368,142	2,441,972	1,604,403
	37,313,275	33,465,362	76,642,680	73,361,405
INVESTMENTS	75,901,276	71,871,802	28,793,636	27,983,348
Fixed assets net	259,250	198,711	32,318,262	32,370,392
INTANGIBLE	13,433	13,386	633,198	649,650
TOTAL NON-CURRENT ASSETS	113,487,234	105,549,261	138,387,776	134,364,795
TOTAL ASSETS	134,553,289	132,597,242	177,207,066	181,210,208

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	09.30.2019	12.31.18	09.30.2019	12.31.18
CURRENT
Loans and financing	5,365,476	7,031,515	7,258,051	12,066,912
Debentures	126,450	0	184,980	36,073
Compulsory loan	14,171	15,659	14,171	15,659
Suppliers	407,535	569,218	2,492,690	3,360,550
Advances from customers	675,380	357,275	744,621	421,002
Taxes payable	72,641	166,523	1,399,481	1,277,051
Income tax and social contribution	137,149	917,734	3,207,698	2,953,072
Onerous contracts	0	0	3,913	9,436
Remuneration to shareholders	1,312,390	1,257,502	1,318,023	1,305,633
Financial liabilities - Concessions and Itaipu	1,196,901	799,401	0	0
Estimated liabilities	128,480	134,474	1,463,953	1,366,376
Reimbursement Obligations	2,083,104	1,250,619	2,083,104	1,250,619
Post-employment benefits	4,609	29,336	149,542	164,160
Provisions for contingencies	855,114	850,828	938,740	931,364
Regulatory charges	0	0	676,637	653,017
Lease	7,644	0	223,013	152,122
Accounts payable with subsidiaries	0	2,866,810	0	0
Derivative financial instruments	715	928	715	962
Liabilities associated with assets held for sale	0	11,127,717	1,700,740	10,294,967
Others	59,986	96,496	949,054	264,996
TOTAL CURRENT LIABILITIES	12,447,745	27,472,035	24,809,126	36,523,971

NON-CURRENT
Loans and financing	24,402,133	20,603,333	36,428,733	42,305,886
Suppliers	0	0	18,142	16,555
Debentures	5,002,303	0	5,414,834	432,155
Advances from customers	0	0	388,517	448,881
Compulsory loan	469,617	477,459	469,617	477,459
Obligation for asset retirement	0	0	2,734,459	2,620,128
Fuel Consumption Account - CCC	0	0	0	0
Provisions for contingencies	17,524,770	17,604,730	24,372,778	23,196,295
Post-employment benefits	1,196,286	1,196,286	3,097,392	2,894,949
Provision for unsecured liabilities	4,072,626	3,883,600	0	0
Onerous contracts	0	0	378,795	715,942
indemnification obligations	0	0	0	0
Lease	57,840	0	888,616	823,993
Grants payable - Use of public goods	0	0	68,579	64,144
Advances for future capital increase	4,054,016	3,873,412	4,061,821	3,873,412
Derivative financial instruments	0	0	7,211	25,459
Regulatory charges	0	0	751,285	721,536
Taxes payable	0	0	225,208	248,582
Income tax and social contribution	535,653	432,582	8,318,763	8,315,386
Others	1,740,524	1,510,899	1,235,014	1,496,527
TOTAL NON-CURRENT LIABILITIES	59,055,768	49,582,301	88,859,764	88,677,289

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	15,887,829	15,887,829	15,887,829	15,887,829
Equity valuation adjustments	0	0	0	0
Profits (losses)	7,384,005	0	7,384,005	0
Accumulated other comprehensive income	-5,394,559	-5,517,424	-5,394,559	-5,517,424
Non-controlling shareholders	0	0	488,400	466,042
TOTAL SHAREHOLDERS' EQUITY	63,049,776	55,542,906	63,538,176	56,008,948
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	134,553,289	132,597,242	177,207,066	181,210,208

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Income Statement

R$ thousand

	Parent Company		Consolidated
	09.30.2019	09.30.18	09.30.2019	09.30.18
NET OPERATING REVENUE	241,544	339,247	20,386,498	18,638,297
Operating costs
Energy purchased for resale	-54,405	-27,008	-1,492,958	-1,348,592
Charges upon use of electric network	0	0	-1,232,548	-1,211,037
Construction	0	0	-539,670	-833,281
Fuel for electricity production	0	0	-1,466,758	-799,611
NET OPERATING REVENUE	187,139	312,239	15,654,564	14,445,776
Operating expenses
Personnel, Supllies and Services	-531,113	-490,748	-5,418,314	-5,611,955
Depreciation	-10,081	-3,380	-1,233,278	-1,202,427
Amortization	0	0	-78,648	-66,578
Donations and contributions	-85,867	-87,864	-151,658	-125,573
Operating Provisions /Reversals net	-1,857,769	-2,251,820	-3,121,076	-2,379,922
Investigation Findings	0	0	0	0
Others	-86,121	-114,940	-826,921	-788,650
	-2,570,951	-2,948,752	-10,829,895	-10,175,105
OPERATING INCOME BEFORE FINANCIAL RESULT	-2,383,812	-2,636,513	4,824,669	4,270,671
Financial result
Financial income
Income from interest, commissions and fees	1,633,008	3,078,888	802,014	2,122,927
Income from financial investments	367,576	408,405	619,277	566,450
Moratorium on electricity	2,306	6,728	193,969	186,069
Restatement Assets	723,428	740,825	552,054	560,528
Current foreign currency exchange rate variations	2,233,891	4,033,281	2,244,126	3,907,523
Payment of indemnities - Law 12,783 / 13	0	0	1,626,166	0
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	0	61,637
Other financial income	486,983	149,748	836,588	478,266
Financial expenses
Debt charges	-1,590,490	-1,188,879	-2,655,232	-1,854,685
Lease charges	-4,733	0	-256,353	0
Charges on shareholders' funds	-180,604	-175,302	-210,864	-205,391
Noncurrent Restatement	-478,019	-549,863	-557,419	-652,439
Noncurrent foreign currency exchange rate variations	-2,072,605	-3,992,565	-2,180,067	-4,122,023
Regulatory liability update	0	0	0	-2,064,571
Losses on derivatives	0	0	-67,076	-5,974
Other financial expenses	-1,223,145	-570,857	-1,718,677	-1,084,379
	-102,404	1,940,409	-771,494	-2,106,062
INCOME BEFORE EQUITY	-2,486,216	-696,104	4,053,175	2,164,609
RESULTS OF EQUITY	5,199,648	2,846,019	679,292	1,224,320
OTHER REVENUE AND EXPENDITURE	0	0	237,404	0
OPERATING INCOME BEFORE TAXES	2,713,432	2,149,915	4,969,871	3,388,929
Current Income tax and social contribution	-137,149	-586,656	-2,575,092	-2,160,664
Deferred Income Tax and Social Contribution	0	0	192,241	369,687
NET INCOME/LOSS FOR THE PERIOD	2,576,283	1,563,259	2,587,020	1,597,952
SHARE ATTRIBUTED TO CONTROLLING	2,576,283	1,563,259	2,576,283	1,563,259
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	10,737	34,693
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	5,037,140	-2,004,004	5,037,140	-2,002,413
NET INCOME (LOSS) OF THE FINANCIAL YEAR	7,613,423	-440,745	7,624,160	-404,461

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	09.30.2019	09.30.18	09.30.2019	09.30.18
Operating Activities
Income before income tax and social contribution	2,713,432	2,149,915	4,969,870	3,388,928
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	10,081	3,380	1,311,926	1,269,005
Net monetary variations	-245,409	-190,962	5,365	91,911
Net foreign exchange rate variations	-161,286	-40,716	-64,059	214,500
Financial charges	-862,559	-2,148,292	1,284,797	-526,525
Financial asset revenue	0	0	-581,937	-620,719
Construction Revenue	0	0	-433,189	-610,478
Equivalence equity results	-5,199,648	-2,846,019	-679,292	-1,224,320
Result on disposal of equity interests	0	0	-237,404	0
RBSE Revenue	0	0	-2,959,000	-3,495,992
Provision (reversal) for short-term liabilities	189,026	99,662	0	0
Provision (reversal) for doubtful accounts	-195,493	16,556	-13,093	125,249
Provision (reversal) for contingencies	282,281	1,883,406	1,039,086	3,020,990
Provision (reversal) for impairment of assets	0	0	0	434,586
Provision (reversal) for onerous contract	0	0	-342,671	-602,481
Provision (reversal) for losses on investments	-12,712	316,334	-47,749	428,475
TRFH – (Pará rate)	0	0	0	0
Provision (reversal) Aneel - CCC	1,676,028	0	1,676,028	0
RGR Charges	824,774	258,283	824,774	258,283
Non-controlling interest	0	0	-16,243	-73,000
Charges on shareholders' funds	180,604	175,302	210,864	205,390
Financial instruments - derivatives	0	0	67,076	-55,663
Others	143,941	-156,528	-278,493	-596,679
	-3,370,372	-2,629,595	766,786	-1,757,469
(Increases) / decreases in operating assets
Customers	20,441	-74	-1,446,390	252,813
Marketable securities	-653,220	1,917,319	-2,752,426	900,386
Reimbursement rights	442,367	0	882,341	1,040,368
Warehouse	-58	-23	-19,892	-65,907
Nuclear fuel stock	0	0	119,079	9,044
Financial assets - Itaipu and public service concessions	440,203	-458,425	440,203	-458,425
Assets held for sale	3,655,616	0	11,786,912	-9,628,815
Hydrological risk	0	0	86,185	92,551
Credits with subsidiaries - CCD	2,406,622	-1,485,926	0	0
Others	-1,494,911	367,428	-3,442,621	4,759,984
	4,817,059	340,299	5,653,391	-3,098,001
Increase / (decrease) in operating liabilities
Suppliers	-33,889	-26,994	-738,479	1,893,066
Advances from customers	0	0	-54,850	200,290
Lease	65,484	0	547,282	232,575
Estimated liabilities	-5,994	32,212	-138,150	95,524
indemnification obligations	0	0	0	-413,785
Sectorial charges	0	0	53,369	36,666
Liabilities associated with assets held for sale	-2,497,757	0	-8,594,227	5,435,797
Accounts payable with subsidiaries	-2,866,810	0	0	0
Other	326,194	126,160	-790,033	-4,409,641
	-5,012,772	131,378	-9,715,088	3,070,492

Payment of financial charges	-880,077	-792,344	-2,393,601	-2,074,482
Financial asset revenue	-150,531	-145,028	-150,531	-145,028
Finance charges revenue	0	0	772,340	722,036
income tax payment and social contribution	0	0	4,739,395	5,171,030
Payment of refinancing of taxes and contributions - principal	1,373,956	1,051,406	915,023	527,380

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

Payment of income tax and social contribution	-224,783	-141,810	-2,000,114	-1,432,822
Refinancing payment of taxes and contributions - principal	0	0	-22,092	-44,887
Interest on equity investments revenue	1,956,884	943,886	563,787	608,213
Supplementary pension payment	-24,727	-21,439	-205,191	-217,198
Payment of court contingencies	-819,500	-804,407	-902,011	-902,949
Bail Bonds and Deposits	-347,894	-150,455	-235,819	-218,045
Net cash provided by (used in) operating activities of continuing operations	30,675	-68,195	2,756,144	3,597,197
Net cash provided by (used in) operating activities of discontinued operations	0	0	-379,997	-933,170
Net cash provided by (used in) operating activities	30,675	-68,195	2,376,147	2,664,027

Financing activities
Loans and financing	5,000,000	0	5,690,208	732,378
Payment of loans and financing - Main	-8,671,179	-2,275,838	-10,806,147	-5,042,995
Payment of shareholders remuneration	-476	-729	-11,569	-10,674
Advanced receivalbe for future capital increase	0	0	0	0
RGR resource for transfer	-37,519	0	-411,768	0
Other	0	0	-19,254	11,592
Net cash provided by (used in) financing activities from continuing operations	-3,709,174	-2,276,567	-5,558,530	-4,309,699
Net cash provided by (used in) financing activities of discontinued operations	0	0	414,724	971,313
Net cash provided by (used in) financing activities	-3,709,174	-2,276,567	-5,143,806	-3,338,387

Investing activities
Lending and financing	-612,758	-239,002	-24,907	0
loans and financing receivables	4,299,065	2,270,594	3,661,485	1,714,585
Acquisition of fixed assets	-166	-3,732	-1,002,419	-649,116
Acquisition of intangible assets	-53	0	-24,736	-20,826
Acquisition of concession assets
Acquisition / capital investment in equity	-11,460	-140,700	-247,973	-613,727
Advance concession for future capital increase	-447,761	0	-99,283	-88,524
Investment sale in shareholdings	415,259	363,813	431,259	443,140
Net cash flow in the acquisition of investees	0	0	0	0
Other	0	0	-26,654	13,272
Net cash provided by (used in) investing activities from continuing operations	3,642,126	2,250,973	2,666,772	798,805
Net cash provided by (used in) investment activities of discontinued operations	0	0	6,337	-25,016
Net cash provided by (used in) investing activities	3,642,126	2,250,973	2,673,109	773,789

Increase (decrease) in cash and cash equivalents	-36,373	-93,789	-94,550	99,429

Cash and cash equivalents at the beginning of the financial year	47,400	161,326	583,352	792,252
Cash and cash equivalents at the end of the financial year	11,027	67,537	447,738	878,555
Increase (decrease) in cash and cash equivalents	0	0	41,064	13,126
	-36,373	-93,789	-94,550	99,429

Disclaimer: This TThis material contains calculations that may not produce an accurate sum or result due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.